EXHIBIT 12.1

                  OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                              2004         2003         2002          2001          2000
                                                           ----------   ----------   ----------    ----------    ----------
EARNINGS:
  Income (loss) from continuing operations before income
   taxes and effect of change in accounting principle      $   25,238   $    5,028   $  (82,057)   $  (41,782)   $   21,139

Less:
  (Losses) and undistributed income of equity investees            --           --           --            --        (5,280)

Adds:
  Interest expensed and capitalized, except interest on
   deposits, and amortization of capitalized debt
   expenses                                                    16,805       24,650       35,681        42,738        84,897
  Interest on deposits                                         13,634       17,546       27,455        59,967        98,224
  Interest component of rental expense                            907        1,169        1,108         1,176         1,124
                                                           ----------   ----------   ----------    ----------    ----------
  Total fixed charges (1)                                      31,346       43,365       64,244       103,881       184,245
                                                           ----------   ----------   ----------    ----------    ----------
Earnings (losses) for computation purposes                 $   56,584   $   48,393   $  (17,813)   $   62,099    $  210,664
                                                           ==========   ==========   ==========    ==========    ==========
Ratio of earnings to fixed charges:
  Including interest on deposits (2)                             1.81         1.12           (3)           (3)         1.14
  Excluding interest on deposits (2)                             2.42         1.19           (3)           (3)         1.31

(1) Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(2)     The ratios of earnings to fixed charges were computed by dividing
        (x) income from continuing operations before income taxes and effect of change in accounting principal, adjusted for losses and undistributed income of equity investees plus fixed charges by (y) fixed charges.

(3) Due to our losses in 2002 and 2001, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $82,057 and $41,782, respectively, to achieve coverage of 1:1.